SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
 Information to be included in statements filed pursuant to Rule 13d-1(c) and amendments thereto filed pursuant to
                                  Rule 13d-2(a)

                               (Amendment No. 1)*

                                CINAR Corporation
                                -----------------
                                (Name of Issuer)

                Class B Limited Voting Common Stock, no par value
                -------------------------------------------------
                         (Title of Class of Securities)


                                    171905300
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                 Robert L. Chapman, Jr., Chapman Capital L.L.C.
                Continental Grand Plaza, 300 N. Continental Blvd.
                          El Segundo, California 90245
                                 (310) 563-6900
                    -----------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                   Copies to:
                     David J. Brail, Palestra Capital L.L.C.
                                666 Fifth Avenue
                               New York, NY 10103
                                 (212) 484-1080

                Jacob W. Doft, Highline Capital Holdings, L.L.C.
                           1270 Avenue of the Americas
                               New York, NY 10020
                                 (212) 332-2250

                                December 14, 2001
             ------------------------------------------------------
             (Date of Event That Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      The Chapman-Palestra-Highline-Crescendo Group hereby amends and supplements the Schedule 13D filed on December 13, 2001, by supplementing Items 4, 6 and 7. The Crescendo Reporting Persons are no longer members of the Chapman-Palestra-Highline-Crescendo Group. Going forward, the group comprised of the Chapman Reporting Persons, the Palestra Reporting Persons and the Highline Reporting Persons will be known as the "Chapman-Palestra-Highline Group".

ITEM 4.     PURPOSE OF TRANSACTION

      On December 14, 2001, Cede & CO., as nominee of the Depository Trust Company ("DTC"), a holder of record of the Common Stock, at the request of Goldman Sachs & Co., ABN AMRO Inc. and Bear Stearns Securities Corporation, on behalf of the Chapman-Palestra-Highline-Crescendo Group, delivered the letter and requisition for a Company shareholders meeting (the "Requisition") attached hereto as Exhibit C. Exhibit C is incorporated herein by reference. The purpose of the Requisition is to cause the Board of Directors of the Company to call a special meeting of shareholders for the purposes of:

     1. removing from office by ordinary resolution all of the directors of the Company pursuant to Section 109 of the Canada Business Corporations Act;

     2. filling at the special meeting all vacancies created by the removal of the directors at the special meeting by electing pursuant to Section 109(3) of the Canada Business Corporations Act new duly qualified directors who will manage or supervise the management of the Company in a manner that is in the best interests of the Company and the shareholders as a whole and who will be committed to maximize shareholder value, such new directors to serve until the next annual meeting of shareholders; and

     3. transacting such other business as may properly be brought before the meeting or any adjournments thereof.

      Except as set forth above and in Exhibit C, the members of the Chapman-Palestra-Highline-Crescendo Group do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of such members may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      As of December 17, 2001, the Crescendo Reporting Persons and the remaining members of the reporting group agreed that the Crescendo Reporting Persons will each cease to be acting in concert with the remaining members of the reporting group. The parties have jointly terminated the Joint Filing Agreement, dated as of December 13, 2001, by and among the members of the Chapman-Palestra-Highline-Crescendo Group, with respect to each Crescendo Reporting Person.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

     C. Letter, dated December 14, 2001, from Cede & Co. to CINAR Corporation regarding a requisition.

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: December 18, 2001              CHAP-CAP PARTNERS, L.P.
                                      By: Chapman Capital L.L.C.,
                                          as General Partner


                                      By: /s/ Robert L. Chapman, Jr.
                                          --------------------------------------
                                          Name:  Robert L. Chapman, Jr.
                                          Title: Managing Member


Dated: December 18, 2001              CHAPMAN CAPITAL L.L.C.


                                      By: /s/ Robert L. Chapman, Jr.
                                          --------------------------------------
                                          Name:  Robert L. Chapman, Jr.
                                          Title: Managing Member


Dated: December 18, 2001              /s/ Robert L. Chapman, Jr.
                                      ------------------------------------------
                                      Robert L. Chapman, Jr.


Dated: December 18, 2001              PALESTRA CAPITAL, LLC


                                      By: /s/ David J. Brail
                                          --------------------------------------
                                          Name:  David J. Brail
                                          Title: Managing Member


Dated: December 18, 2001              /s/ David J. Brail
                                      ------------------------------------------
                                      David J. Brail


Dated: December 18, 2001              HIGHLINE CAPITAL PARTNERS, L.P.


                                      By: /s/ Jacob W. Doft
                                          --------------------------------------
                                          Name:  Jacob W. Doft
                                          Title: Man. Mem. Of its G.P.


Dated: December 18, 2001              HIGHLINE CAPITAL PARTNERS QP, LP


                                      By: /s/ Jacob W. Doft
                                          --------------------------------------
                                          Name:  Jacob W. Doft
                                          Title: Man. Mem. Of its G.P.


Dated: December 18, 2001              HIGHLINE CAPITAL INTERNATIONAL,LTD.


                                      By: /s/ Jacob W. Doft
                                          --------------------------------------
                                          Name:  Jacob W. Doft
                                          Title: Director


Dated: December 18, 2001              /s/ Barry Escott
                                      ------------------------------------------
                                      Barry Escott


Dated: December 18, 2001              HIGHLINE CAPITAL MANAGEMENT, L.L.C.


                                      By: /s/ Jacob W. Doft
                                          --------------------------------------
                                          Name:  Jacob W. Doft
                                          Title: Managing Member


Dated: December 18, 2001              HIGHLINE CAPITAL HOLDINGS, L.L.C.


                                      By: /s/ Jacob W. Doft
                                          --------------------------------------
                                          Name:  Jacob W. Doft
                                          Title: Managing Member


Dated: December 18, 2001              HIGHLINE OFFSHORE ADVISORS, L.L.C.


                                      By: /s/ Jacob W. Doft
                                          --------------------------------------
                                          Name:  Jacob W. Doft
                                          Title: Managing Member


Dated: December 18, 2001              /s/ Jacob W. Doft
                                      ------------------------------------------
                                      Jacob W. Doft


Dated: December 18, 2001              /s/ Raji G. Khabbaz
                                      ------------------------------------------
                                      Raji G. Khabbaz


Dated: December 17, 2001              CRESCENDO ADVISORS, LLC


                                      By: /s/ Eric Rosenfeld
                                          --------------------------------------
                                          Name:  Eric Rosenfeld
                                          Title: Senior Managing Member


Dated: December 17, 2001              /s/ Eric Rosenfeld
                                      ------------------------------------------
                                      Eric Rosenfeld

                                INDEX TO EXHIBITS



Exhibit No.       Description
-----------       -----------

      C. Letter, dated December 14, 2001, from Cede & Co. to CINAR Corporation regarding a requisition.